Exhibit 12.1

Statement of Computation of Ratio of Earnings to Fixed Charges

(unaudited)

Sunoco Logistics Partners L.P.

(in thousands, except ratios)

	Year ended December 31,					Nine months ended
	2007	2008	2009	2010	2011	September 30, 2012
Fixed Charges:

Combined interest cost and debt expense	39,010	34,990	49,023	77,670	96,111	73,428
Interest allocable to rental expense (a)	2,201	2,030	2,198	2,559	3,363	2,845

Total	41,211	37,020	51,221	80,229	99,474	76,273

Earnings:
Income before income tax expense (b)	120,875	214,480	250,362	355,998	346,949	412,306
Income before income taxes attributable to noncontrolling interests	—	—	—	(3,504)	(13,225)	(12,621)
Equity in income of 50 percent or less owned affiliated companies	(27,563)	(22,415)	(25,688)	(25,757)	(12,201)	(14,368)
Dividends received from 50 percent or less owned affiliated companies (c)	23,866	22,191	19,189	14,663	11,420	4,877

Fixed charges	41,211	37,020	51,221	80,229	99,474	76,273
Interest capitalized	(3,419)	(3,855)	(4,325)	(4,545)	(6,792)	(7,900)
Amortization of previously capitalized interest	214	253	348	431	508	468

Total	155,184	247,674	291,107	417,515	426,133	459,035

Ratio of Earnings to Fixed charges	3.77	6.69	5.68	5.20	4.28	6.02

(a)	Represents one-third of the total operating lease rental expense which is that portion deemed to be interest.
(b)	Represents income before income tax expense for all consolidated entities, including Mid-Valley Pipeline Company, West Texas Gulf Pipe Line Company and Inland Corporation.
(c)	Represents dividends received from equity-method investments, which excludes dividends from Mid-Valley Pipeline Company, West Texas Gulf Pipe Line Company and Inland Corporation.